UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___April 2008___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 4th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral announces PNG asset sale and debt reduction - CORRECTED

Wellington, New Zealand - March 26, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announces that it has signed an agreement with a subsidiary of Horizon Oil Limited (ASX: HZN) for the purchase of Austral's 28.92% interest in Papua New Guinea petroleum retention license (PRL) 4 and 10.7% interest in PRL 5. The offers are subject to the pre-emptive rights in the relevant joint venture agreement, which give the existing joint venture parties a 45 day period in which to take up an option to purchase a proportionate share of Austral's interest on the same terms and conditions as the Horizon agreement.

The Company plans to use the proceeds of sale to accelerate loan repayments under the Company's debt facility with Investec. The amount outstanding under the debt facility is US$18.65m. Under the arrangement, Austral will, using the proceeds of sale, along with other scheduled reductions and the set-off of funds being held in a reserve account, reduce the company debt to US$11 million by May 31, 2008, a reduction of $7.5 million.

Commenting on the early repayment and asset sale, Company CEO Mr. Jewell said, "Now is a good time to reduce the company's debt profile, strengthen the balance sheet, and retain its focus on the growth of production from our core assets including the Cheal field development, Kahili Gas Development and Cardiff appraisal. To facilitate this, Austral has completed a review of its inventory of projects and will monetize non-core assets where the divestment can take advantage of the value cycle of the asset and deliver economic value to the company." Mr. Jewell also said, "Austral has funding and plans in place to drill additional wells in the Cheal field in the second quarter of this year."

Additionally Austral and the holders of $10 million in redeemable preferred shares convertible at $1.30 have agreed to swap those shares for an unsecured $10 million debenture with the same economic terms as the preferred shares. The preferred shares are currently carried within Austral accounts as long-term debt under generally accepted accounting principles.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.